

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Larry Zhang
President and Principal Financial Officer
CASI Pharmaceuticals, Inc.
1701-1702, China Central Office Tower 1
No. 81 Jianguo Road, Chaoyang District, Beijing, 100025
People's Republic of China

> **Re: CASI Pharmaceuticals, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-41666**

Dear Larry Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences